Exhibit 5.01

[Letterhead of Xcel Energy Inc.]

August 9, 2010

Xcel Energy Inc.

414 Nicollet Mall

Minneapolis, Minnesota 55401

Ladies and Gentlemen:

I am Vice President and General Counsel of Xcel Energy Inc., a Minnesota corporation (the “Company”).  In that capacity, I and the attorneys that I supervise have acted as counsel for the Company with respect to the transactions contemplated by the Agreement, the Forward Agreement and the Additional Forward Agreement (each as defined below).

For the purpose of rendering this opinion letter, I, or attorneys that I supervise, have examined the proceedings taken by the Company with respect to the transactions contemplated by the Underwriting Agreement dated August 3, 2010 (the “Agreement”) between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities Inc., acting as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (collectively, the “Underwriters”), including in the case of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for Bank of America, N.A. (the “Forward Counterparty”), in connection with the purchase by the Underwriters of 21,850,000 shares of common stock (the “Borrowed Shares”), par value $2.50 per share, of the Company (the “Common Stock”).  In connection therewith, the Company and the Forward Counterparty have entered into (a) the confirmation dated August 3, 2010 (the “Forward Agreement”) and (b) the confirmation dated August 4, 2010 (the “Additional Forward Agreement”), relating to the forward sale of a number of shares of Common Stock equal to the Borrowed Shares.

I, or attorneys that I supervise, also have participated in the preparation of or examined the registration statement and any amendments thereto and the accompanying prospectuses and any supplements thereto, as filed under the Securities Act of 1933, as amended (the “Act”), and any issuer free writing prospectuses, with respect to the Common Stock.  My examination has extended to all statutes, records, instruments, and documents that I have deemed necessary to examine for the purposes of this opinion letter.

Based on the foregoing and the assumptions that follow, I am of the opinion that the maximum number of shares of Common Stock to be delivered to the Forward Counterparty pursuant to the Forward Agreement and the Additional Forward Agreement have been duly authorized and reserved for issuance by the Company, and when issued and delivered by the Company to the Forward Counterparty pursuant to the Forward Agreement and the Additional Forward Agreement against payment therefore if required therein, will be fully paid and non-assessable.

I express no opinion as to the laws of any other jurisdiction other than the laws of the State of Minnesota and the federal laws of the United States of America.  The opinions herein expressed are limited to the specific issues addressed and to laws existing on the date hereof.  By rendering this opinion letter, I do not undertake to advise you with respect to any other matter or of any change in such laws or in the interpretation thereof that may occur after the date hereof.

I hereby consent to the filing of this opinion letter as Exhibit 5.01 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3 (File No. 333-161521).  In giving such consent, I do not hereby admit that I am included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Respectfully submitted,

By:	/s/ Michael C. Connelly
Name:	Michael C. Connelly
Title:	Vice President and General Counsel
Xcel Energy Inc.